Issuer Free Writing Prospectus, dated November 2, 2012

Filed pursuant to Rule 433(d)

Registration Statement No. 333-174164

Centene Corporation

$175,000,000 5.75% Senior Notes due 2017

November 2, 2012

Pricing Term Sheet

This Pricing Term Sheet dated November 2, 2012 to the Preliminary Prospectus Supplement dated November 2, 2012 of Centene Corporation (the “Company”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Centene Corporation

Principal Amount:	$175,000,000. The notes offered in this offering (the “new notes”) are being offered as additional debt securities under an indenture dated as of May 27, 2011, pursuant to which the Company previously issued $250,000,000 aggregate principal amount of 5.75% Senior Notes due 2017 (the “existing notes” and together with the new notes, the “notes”). The new notes and the existing notes will vote as one class under the indenture governing the notes.

Security Type:	Senior Notes

Legal Format:	SEC Registered

Settlement Date:	November 7, 2012

Maturity Date:	June 1, 2017

Issue Price:	106.00%, plus accrued and unpaid interest from June 1, 2012

Coupon:	5.75%. Interest on the new notes will be deemed to have accrued from June 1, 2012.

Benchmark Treasury:	2.75% due May 31, 2017

Spread to Benchmark Treasury:	365 basis points

Treasury Strike:	0.642%

Yield to Maturity:	4.288%

Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing, with respect to the new notes, on December 1, 2012

Change of Control:	Upon the occurrence of certain change of control events, each holder may require the Company to repurchase all or a portion of the notes at a purchase price of 101% of such holder’s principal amount plus accrued and unpaid interest, if any, to but not including the date of purchase.

Make-whole call:	At any time, the greater of 100% of the principal amount of the notes to be redeemed and a discount rate of Treasury plus 50 basis points.

Denominations:	$2,000 and integral multiples of $1,000 thereof.

Joint Book Running Managers:	Barclays Capital Inc. Wells Fargo Securities, LLC

Co-Managers:	Allen & Company LLC Fifth Third Securities, Inc. Sun Trust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

CUSIP:	15135B AC5

ISIN Number:	US15135BAC54

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc., by calling 1-888-603-5847 or by email to barclaysprospectus@broadridge.com.